UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

PEACE ARCH ACQUIRES TWO MORE FILMS FOR ITS ARCHETYPE FILMS LABEL

 COMPANY CONTINUES RAPID GROWTH OF ITS PRODUCT PIPELINE WITH MORE THAN A DOZEN PICTURES YEAR TO DATE

TORONTO-(MARKET WIRE)-- MAY 22, 2006 -- Peace Arch Entertainment Group Inc. (AMEX PAE - News); (Toronto: PAE.LV.TO - News), one of North America's fastest growing independent entertainment companies, announced today the acquisition of yet another two new films to be distributed by its Archetype Films label, "Living Death" starring Kristi Swanson and "Dead Mary" starring Dominique Swain.  "Living" and "Dead" are the eighth and ninth films initiated by Peace Arch's Archetype genre label since its formation in September 2005, and make more than a dozen new feature films produced or acquired by Peace Arch since the September start of its fiscal year.

"Living Death" stars KRISTI SWANSON ("Buffy the Vampire Slayer") as a woman who appears to have it all - looks, personality and loads of money when her rich husband, Victor, seems to die under suspicious circumstances.  But her world is turned upside down when Victor returns from beyond the grave to seek revenge in this modern twist on an Edgar Allen Poe type tale.

In "Dead Mary", DOMINIQUE SWAIN ("Lolita") joins her old high school gang for a weekend reunion at a remote lakeside cottage.  But her friends start losing their heads when a childhood rhyme sets loose the spirit of the long dead Mary, a serial killer who was lynched ages ago and buried in the depths of the lake.

Both pictures are being produced by emerging Canadian production company 235 Inc., led by Robert Wilson, Patrick Cameron and Harvey Glazer. Peace Arch and 235 also collaborated on Archetype's recently completed "Ultimate Killing Machine" starring Michael Madsen and "Troubled Waters" starring Jennifer Beals.

"These two exciting new projects from 235, Inc. continue the extraordinary growth we've seen in our product pipeline, and particularly in our new Archetype Films label, just since the beginning of our fiscal year on September 1," stated Peace Arch President John Flock.  "With a stellar sales team now on board, terrific new distribution relationships in the North American and international marketplace and a steady supply of high quality commercial content soon to be completed and brought to market, we expect to realize the rewards of our efforts beginning in the months to come."

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films such as "Chapter 27" starring Jared Leto and Lindsay Lohan and "In Tranzit" starring John Malkovich, each of which is now in post-production. The

Company's Archetype Film label focuses on horror, thriller and action films featuring stars like Robert Englund, Ron Perlman, David Carradine and Ally Sheedy. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies, including the recently announced ten hour mini-series "The Tudors" starring Jonathan Rhys-Myers and the movie-of-the week "The Stranger Game" starring Mimi Rogers. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributor of DVDs and related products in Canada, handling projects from such well know suppliers as Lionsgate, Sesame Workshop and Nelvana.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 23, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.